Exhibit 12

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth, for each of the periods presented, our ratio of earnings to fixed charges and the related coverage deficiency. You should read this table in conjunction with the financial statements and notes incorporated by reference in this prospectus.

(In thousands)	Three Months Ended March 31, 2017	Years Ended December 31,
		2016	2015	2014	2013	2012
Net loss	$(29,458)	$(77,480)	$(83,189)	$(66,742)	$(29,636)	$(15,087)
Ratio of earnings to fixed charges(1), (2)	N/A	N/A	N/A	N/A	N/A	N/A
Coverage deficiency	$(29,458)	$(77,480)	$(83,189)	$(66,742)	$(29,636)	$(15,087)

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings consist of net income (loss) from continuing operations before income taxes, plus fixed charges. Fixed charges include interest expense and the estimated interest component of rental expense.
(2)	We did not record earnings for the three months ended March 31, 2017 or for the years ended December 31, 2016, 2015, 2014, 2013 and 2012. Accordingly, our earnings were insufficient to cover fixed charges for such periods and we are unable to disclose a ratio of earnings to fixed charges for such periods.